Writer’s Direct Dial: +852-2532-3713

E-Mail: skim@cgsh.com

September 25, 2006

Ivette Leon

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KT Corporation (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2005 File No. 1-14926

Dear Ms. Leon:

By a letter dated September 21, 2006 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”). The Comment Letter specified the Company to respond to the comments within ten business days or to inform the Staff as to when the Company will provide the Staff with a response.

In order to more fully respond to the Comment Letter, the Company would like to request additional ten business days in Korea to gather and verify necessary facts. The Company believes that it will be able to provide its responses to the Staff no later than October 24, 2006, which will be the twentieth business day in Korea since the date of the Comment Letter.

If you have any questions regarding the foregoing request or require any additional information, please do not hesitate to contact the undersigned by telephone at (852) 2532-3713 or by fax at (852) 2160-1013. Thank you for your assistance.

Very truly yours,

/s/ Sohyun Christina Kim
Sohyun Christina Kim

cc:	Larry Spirgel
Assistant Director
Division of Corporate Finance

Clare DeLabar
Staff Accountant
Division of Corporate Finance

James Lopez
Special Counsel
Office of Global Security Risk

Haing Min Kwon
Chief Financial Officer
KT Corporation

Jinduk Han
Partner
Cleary Gottlieb Steen & Hamilton LLP

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